FORM 6-K	Page 1 of 1

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a—16 or 15d—16 of

The Securities and Exchange Act of 1934

For the Month of 31 July, 2003

HANSON PLC

(Translation of registrant’s name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F  ☒     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes       No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC

By:	/s/ Graham Dransfield

Graham Dransfield

Legal Director

Date: 31 July, 2003

July 31, 2003

Hanson PLC Interim Results 2003

•	Continuing turnover £1,818.4 million (£1,842.7m)

•	Pre-tax profit (pre-exceptionals) £120.6 million (£145.1m)

•	EPS (pre-goodwill/exceptionals) 16.1p (17.9p)

•	Basic EPS 13.5p (12.5p)

•	Operating cash flow £217.6m (£207.1m)

•	Gearing 39.0% (51.4%)

•	Interim dividend up 10% to 5.0p (4.55p)

Alan Murray, Chief Executive, said: “As indicated earlier in the year, first half profits are down on the prior year due to increased pension costs, US dollar weakness and weather related volume declines in our major aggregates market. Assuming normal weather patterns and no significant change in £/$ exchange rates, Hanson’s second half performance is expected to be more resilient.”

Overview

Profit before tax and exceptional items for the six months to June 30, 2003 was £120.6 million (£145.1m) on continuing turnover totalling £1,818.4 million (£1,842.7m). Adverse currency movements have impacted the results and account for £8.1 million of the reduction in pre-tax profit. On a constant currency basis, turnover remained unchanged and profit before tax and exceptional items for the period declined 12.0%.

Before goodwill amortisation of £28.2 million (£31.0m) and net exceptional profit of £9.9 million (£9.2m loss), earnings per share were 16.1p (17.9p). Basic earnings per share (post goodwill and exceptional items) were 13.5p (12.5p).

Continuing trading profit (pre-exceptional/goodwill) declined by 13.0% to £194.2 million (£223.1m). Increased trading profit in Australia, the UK and continental Europe has partially offset declines in the US businesses. Significant adverse factors in the period were higher pension costs, the exchange rate effect and volume declines of 6-9% in major aggregates markets. Despite these factors, Hanson’s pricing discipline, focus on costs and cash flow generation has been maintained.

Capital expenditure has increased by 62.3% to £96.4 million (£59.4m), reflecting opportunities to continue improving productivity and efficiency. Hanson is investing in some major projects. These include a new steel pipe plant in Dallas which is close to completion and the proposed replant of two quarries to the north west of Dallas. In respect of recent capital projects, the Aldershot brick plant in Toronto is now producing an annual output of 150 million bricks.

Hanson’s financial position remains strong. Cash flow from operating activities was £217.6 million (£207.1m). Net debt at June 30, 2003 was £1,073.4 million, down from £1,169.9m at December 31, 2002, with gearing falling to 39.0% from 44.0% and pre-exceptional EBITA interest cover remaining above 5 times.

Corporate development activity illustrates the group’s commitment to developing its core products and markets through its bolt-on acquisition programme. Including transactions completed since the end of the first half, disposals of cement and ready-mixed concrete operations totalling approximately £125 million have been made and over £140 million has been invested, principally in acquisitions of US aggregates operations.

Dividend

An interim dividend of 5.0p (4.55p) for the year to December 31, 2003 will be paid on September 19, 2003 to shareholders on the register on August 22, 2003. This 10% increase reflects continued strong cash flow generation and dividend cover and extends the catch-up dividend increase implemented last year. Hanson ordinary shares are expected to trade ex-dividend from August 20, 2003.

Review of operations

North America

Continuing turnover	£707.0 million (£806.8m)

Continuing trading profit (pre-goodwill)	£86.3 million (£124.6m)

Continuing trading profit	£72.1 million (£110.0m)

Trading profit (pre-goodwill) from the region was £86.3 million (£124.6m). In local currency, sales fell 2.3% and trading profit (pre-goodwill) fell by 22.8% to $138.9 million ($179.9m). Volume declines in all major markets have been the principal reason for the disappointing performance. This has been influenced by particularly adverse weather in the first quarter, State budget issues and slower overall economic growth. In addition, the bulk of the group’s £12.5 million increased pension cost has been absorbed in North America.

Aggregates

Trading profit (pre-goodwill) was £27.5 million (£52.3m). In local currency, trading profit declined by 41.4% to $44.3 million. Heritage aggregates volumes were down by 6.3% and prices rose by 1.0%, with the average affected by price declines in weaker markets. Cost savings have helped to offset what would have otherwise been a larger decline in profitability and the recently announced reorganization will accelerate this progress. Particularly severe weather in the early part of the year affected almost all regions and meant a late start to the construction season. However, Southern California, Houston and Arizona have remained relatively strong, while second quarter volumes across the US have helped offset the heavier declines experienced in the first quarter.

Building Products

Trading profit (pre-goodwill) totaled £58.8 million (£72.3m). In local currency, the decline was less pronounced – a fall of $9.7 million or 9.3%. Within this division, Pipe & Products trading profit declined by $9.8 million to $67.6 million. This decline is principally weather related, but also influenced by softer underlying markets. However, prices have increased in line with inflation in the main product lines and cost performance continues to improve. Good progress continues to be made on the integration of the Choctaw concrete pipe plants which were acquired in May, 2002. Backlogs remain strong and shipment volumes have recently started to improve.

The other unit within Building Products is Brick & Tile. Here trading profit remained broadly unchanged at $27.0 million, despite a 3.3% fall in brick volumes. The new organizational structure has contributed to this performance, while the Aldershot brick plant in Ontario, Canada is now operating at close to capacity. On the roof tile side, strong demand for housing in California and expansion in Florida has contributed to both volume and price gains.

UK

Continuing turnover	£584.2 million (£532.3m)
Continuing trading profit (pre-goodwill)	£63.2 million (£60.5m)
Continuing trading profit	£59.8 million (£57.4m)

The UK business units have experienced mixed trading conditions in the period and trading profit (pre-goodwill) has risen by £2.7 million to £63.2 million (£60.5m). Strong performance in Building Products has been offset by a volume led decline in Aggregates.

Aggregates

Trading profit (pre-goodwill) for Aggregates fell by 6.2% to £40.5 million (£43.2m) principally as a result of lower aggregates volumes. Although sand & gravel volumes were down 9.0% and crushed rock down 9.2%, the trading margin held relatively well, declining 1ppt to 9.7%. The volume decline reflects unusually strong volumes at the start of 2002 ahead of the introduction of the Aggregates Levy, the Levy’s impact on demand for lower value products and Hanson’s southern bias. However, despite subdued market conditions, volumes in the second quarter have been broadly in line with the prior year. Also, ready-mixed concrete and asphalt volumes have been more resilient throughout the period. Despite volume pressures, selling prices have continued to move forward by approximately 3% to 6%.

Building Products

Trading profit (pre-goodwill) for Building Products has increased by 31.2% to £22.7 million (£17.3m). Performance has been helped by solid underlying demand for new housing and a strong repairs, maintenance and improvement market. This has translated into a 4.2% increase in brick volumes and 3.8% higher prices. Concrete flooring and precast concrete products demand remains healthy and packed products continues to perform well with improving margins and strong volume growth. The 2002 acquisitions of Marshalls Flooring and Mix-It are contributing in line with expectations.

Australia

Continuing turnover	£239.2 million (£205.7m)
Continuing trading profit (pre-goodwill)	£23.6 million (£14.8m)
Continuing trading profit	£18.2 million (£9.6m)

Hanson Australia continues to perform well. Trading profit (pre-goodwill) increased by 59.5% to £23.6 million (£14.8m) and the operating margin increased by 2.7ppts to 9.9%. The results were supported by strong housing and infrastructure related demand and continued selling price improvement. Ready-mixed concrete volumes increased by 3.5%, while aggregate volumes were broadly in line with the prior year. Ready-mixed concrete pricing improved 13.5%, helped most recently by an April 2003 price increase, and aggregates prices are 19.8% ahead. Good progress is now being made in achieving the benefits from the recent cement joint venture and other cost saving initiatives.

Continental Europe & Asia

Continuing turnover	£288.0 million (£297.9m)
Continuing trading profit (pre-goodwill)	£21.1 million (£23.2m)
Continuing trading profit	£15.9 million (£16.3m)

Trading profit (pre-goodwill) for this division totalled £21.1 million (£23.2m). Improved performance in Spain has been offset by continuing weakness in Asia.

Hanson Continental Europe & Marine trading profit (pre-goodwill) increased by 23.8% to £17.7 million (£14.3m). Its two largest operations are Spain and Marine. Spain enjoyed a strong first half with business activity levels remaining high in the key markets of Barcelona and Madrid. Ready-mixed concrete volumes were up 7.0% and, thanks to the successful integration of 2002 acquisitions, aggregate volumes were 41.4% ahead. Marine profits were broadly in line with the prior year; prices continue to improve and the business continues to work on improving ship availability and cost performance.

Hanson Asia Pacific’s trading profit (pre-goodwill) declined £5.5million to £3.4 million (£8.9m). Hong Kong, and to a lesser extent Singapore, have been affected by declining demand and reduced concrete selling prices. Results in Malaysia and Thailand were up, thanks largely to improved ready-mixed concrete margins.

Asbestos

As indicated in the recent trading statement, new asbestos claimants in the period totalled approximately 21,000, 3,200 less than in the second half of 2002. The majority of new claimants in the past 12 months have filed as mass claims – 12,800 in this period against 16,400 in the previous six months. Including a further 22,000 claimants to double count the Ohio claims filed against two Hanson subsidiaries, the total outstanding claimants at June 30, 2003 was 118,700 (81,500 at December 31, 2002, excluding the Ohio adjustment). The gross cost of resolving asbestos claims in the period was $19.4 million ($15.4m). After insurance, the net cost of $2.2 million ($1.8m) before tax is equivalent to $1.3 million after tax relief.

Hanson continues to believe that the vast majority of outstanding claimants are non-malignant. In addition, three quarters of them are in Ohio and Mississippi where Hanson has not incurred any significant resolution cost to date. Hanson welcomes the continuing tort reform at State level, designed in part to limit eventually new claimants who are without serious disease or causation.

During the period Hanson has increased its gross provision for future asbestos costs by $105 million, taking the gross provision to $320 million. Offsetting this is approximately $95 million of remaining insurance cover. The provision increase results in an exceptional charge of $64.0 million (£39.8m), after an exceptional tax credit of $41.0 million (£25.4m). Hanson anticipates that it will review its asbestos provision on a six-monthly basis.

Proposed scheme of arrangement and capital reduction

Prior to 1996, Hanson consisted of a number of diversified businesses involved in chemicals, tobacco, electricity, coal and building materials. In 1996 and 1997 the chemicals, tobacco, electricity and coal businesses were demerged and Hanson became a focused heavy building materials business. However, since the demergers, the share capital structure of Hanson (the holding company, as opposed to the consolidated entity) has not changed materially, leaving Hanson with a significant amount of non-distributable share capital and share premium relative to its present market value, and only a comparatively small distributable reserve out of which future dividends are paid. Consequently, Hanson is proposing to implement a technical change to its corporate structure in order to increase the group’s distributable reserves and thereby provide additional flexibility for the future.

The proposed change will be implemented by way of a scheme of arrangement to introduce a new holding company to Hanson and will be followed immediately by a reduction of the nominal value of the share capital of the holding company in order to create distributable reserves. These reserves will be available for the declaration of future dividends and for general corporate purposes, including the re-purchase of Hanson shares. The proposals will not affect or alter Hanson’s existing dividend policy and the company has no current plans to implement share re-purchases.

The proposals will result in Hanson shareholders continuing to own the same number of shares in the new holding company as they currently own in Hanson. Furthermore, the reduction in nominal value of the new shares should not, in itself, have any direct impact on the market value of Hanson shares.

A circular containing full details of these proposals, which require shareholder consent and court approval, will be posted to shareholders shortly. It is expected that the proposed scheme of arrangement and capital reduction will be completed by the end of the year.

Outlook

The changes in the group’s management structure should make it more responsive to market conditions and assist in driving further cost out of the business. In addition, expansion of the group’s corporate development resources, combined with a stronger balance sheet and continuing cash flow generation, is adding to the potential for additional bolt-on acquisition activity. Together with higher levels of capital expenditure, such transactions should provide a source of growth in the future.

Because of significantly adverse weather patterns, the US construction season has been slower to get going this year. In particular, first quarter aggregates volumes were severely impacted as compared with the prior year. However, the second quarter saw a gradual improvement and this has continued into July. On the basis of these more recent trends, Hanson currently anticipates that the first half US aggregates volume decline of 6% can be reduced by the year end. In UK aggregates, demand is also currently firmer than that experienced in the first half, while Australia and the UK and US building products operations should continue to perform well.

Based on current rates, the impact of exchange is expected to be less than in the first half. Assuming normal weather patterns and no significant change in $/£ exchange rates, Hanson’s second half performance is therefore expected to be more resilient.

Further information about Hanson can be found at www.hansonplc.com.

Inquiries:	Justin Read
Hanson PLC
Tel: +44 (0)20 7245 1245

Notes:

1.	Hanson is the largest producer of aggregates and concrete pipe & products in the world and is the third largest producer of ready-mixed concrete. Its other principal product is bricks and its operations are in the UK, continental Europe, North America, Asia Pacific and Australia.
2.	Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hansonplc.com).
3.	High-resolution Hanson images are available to download from Hanson’s website and from www.newscast.co.uk.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson’s 20-F and include, but are not limited to the general strength or weakness of the construction industry in North America, the UK, continental Europe, Asia and Australia; changes in government policy on legislation in the regions and territories in which Hanson operates such as the implementation of TEA-21 and its successor in the US; costs of materials including cement, bitumen energy, and fuel; inclement weather conditions during peak construction periods; the availability of and access to resources in geographic areas of customer demand; the pricing policies of competitors and changes in exchange rates.

Appendices:	(i) Financial highlights
(ii) Operating statistics
(iii) Financial statements

Attachment (i)

FINANCIAL HIGHLIGHTS

i) Simplified profit and loss	June 2003	June 2002
	£m	£m
Turnover
North America
Hanson Aggregates	404.0	469.0
Hanson Building Products	303.0	337.8

	707.0	806.8
UK
Hanson Aggregates	419.0	404.1
Hanson Building Products	165.2	128.2

	584.2	532.3
Australia	239.2	205.7
Continental Europe & Asia
Hanson Continental Europe & Marine	176.7	173.3
Hanson Asia Pacific	111.3	124.6

	288.0	297.9
Discontinued	96.6	146.3

	1,915.0	1,989.0

EBITA
North America
Hanson Aggregates	27.5	52.3
Hanson Building Products	58.8	72.3

	86.3	124.6
UK
Hanson Aggregates	40.5	43.2
Hanson Building Products	22.7	17.3

	63.2	60.5
Australia	23.6	14.8
Continental Europe & Asia
Hanson Continental Europe & Marine	17.7	14.3
Hanson Asia Pacific	3.4	8.9

	21.1	23.2
Discontinued	(0.4)	3.5

	193.8	226.6
Goodwill amortisation	(28.2)	(31.0)
Central	(8.5)	(9.1)
Property and other income	1.8	3.7

EBIT	158.9	190.2
Interest payable	(36.4)	(42.4)
FRS 12 discount	(1.9)	(2.7)

Profit before taxation and exceptional items	120.6	145.1
Exceptional items
Operating items	(3.5)	(0.7)
Non-operating items	(62.6)	(14.9)

Profit before taxation	54.5	129.5
Taxation
Charge for year	(30.4)	(44.3)
Exceptional items	76.0	6.4

Profit after taxation	100.1	91.6

Earnings per ordinary share
Basic	13.5p	12.5p
Basic before exceptional/goodwill amortisation	16.1p	17.9p

ii) Other financial highlights

Depreciation	81.1	90.3
Depletion	16.0	18.9
Operating cashflow	217.6	207.1
Capital expenditure	96.4	59.4
Net debt	1,073.4	1,403.9
Shareholders’ funds	2,755.4	2,730.6
Gearing	39.0%	51.4%

Attachment (ii)

OPERATING STATISTICS

6 months to June 30 % change (2003 vs. 2002)

	Volumes (heritage only)	Prices (heritage only)
North America
Aggregates	(6.3)%	1.0%
Asphalt	(16.1)%	6.9%
Cement	(1.0)%	(3.9)%
Ready-mixed concrete	(0.5)%	(0.1)%
Bricks	(3.3)%	(0.9)%
Concrete products	(9.7)%	0.8%

UK
Aggregates	(9.1)%	4.4%
Asphalt	1.7%	3.4%
Ready-mixed concrete	(1.5)%	3.0%
Bricks	4.2%	3.8%
Concrete flooring and precast concrete	1.3%	4.8%
Packed products	4.2%	1.8%

Attachment (iii)

FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the 6 months ended June 30, 2003 and the 12 months ended December 31, 2002

December 2002		June 2003	June 2003	June 2003	June 2002	June 2002	June 2002
		Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
£m		£m	£m	£m	£m	£m	£m
	Turnover
4,000.5	Turnover – including joint-ventures and associates	1,915.0	—	1,915.0	1,989.0	—	1,989.0
(351.6)	Less joint-ventures and associates	(164.7)	—	(164.7)	(182.6)	—	(182.6)

3,648.9		1,750.3	—	1,750.3	1,806.4	—	1,806.4

3,419.3	Continuing operations	1,649.0	—	1,649.0	1,669.6	—	1,669.6
—	Acquisitions	4.9	—	4.9	—	—	—
229.6	Discontinued	96.4	—	96.4	136.8	—	136.8

3,648.9	Group turnover	1,750.3	—	1,750.3	1,806.4	—	1,806.4
(3,347.5)	Costs and overheads less other income(1)	(1,611.2)	(3.5)	(1,614.7)	(1,641.6)	(0.7)	(1,642.3)

301.4	Group operating profit	139.1	(3.5)	135.6	164.8	(0.7)	164.1
44.3	Share of joint-ventures and associates	19.8	—	19.8	25.4	—	25.4

345.7	Operating profit including joint-ventures and associates	158.9	(3.5)	155.4	190.2	(0.7)	189.5

338.7	Continuing operations	158.6	(3.5)	155.1	187.9	(0.7)	187.2
—	Acquisitions	0.7	—	0.7	—	—	—
7.0	Discontinued	(0.4)	—	(0.4)	2.3	—	2.3

345.7	Operating profit including joint-ventures and associates	158.9	(3.5)	155.4	190.2	(0.7)	189.5
	Exceptional items
9.0	Loss on disposal and termination of operations(2)	—	(62.6)	(62.6)	—	(14.9)	(14.9)
2.0	Profit on disposal of fixed assets	—	—	—	—	—	—

11.0		—	(62.6)	(62.6)	—	(14.9)	(14.9)
(83.0)	Net interest (payable) and similar charges	(38.3)	—	(38.3)	(45.1)	—	(45.1)

273.7	Profit on ordinary activities before taxation	120.6	(66.1)	54.5	145.1	(15.6)	129.5
	Taxation
(91.5)	Charge for year	(30.4)	—	(30.4)	(44.3)	—	(44.3)
5.2	Exceptional items (see note 3)	—	76.0	76.0	—	6.4	6.4

(86.3)		(30.4)	76.0	45.6	(44.3)	6.4	(37.9)

187.4	Profit on ordinary activities after taxation	90.2	9.9	100.1	100.8	(9.2)	91.6
(113.5)	Dividends	(36.4)	—	(36.4)	(33.5)	—	(33.5)

73.9	Transfer to reserves	53.8	9.9	63.7	67.3	(9.2)	58.1

	Earnings per ordinary share:
25.4p	Basic	12.2p	1.3p	13.5p	13.7p	(1.2)p	12.5p
33.8p	Before goodwill amortisation	16.1p	1.3p	17.4p	17.9p	(1.2)p	16.7p
25.4p	Diluted	12.2p	1.3p	13.5p	13.6p	(1.2)p	12.4p
33.7p	Before goodwill amortisation	16.1p	1.3p	17.4p	17.9p	(1.2)p	16.7p

(1)	Included within costs and overheads less other income for December 2002 are operating exceptional items of £(87.6)m.
(2)	Included in the loss on disposal and termination of operations is a charge of £65.2m in respect of the group’s exposure to asbestos liabilities. A credit of £25.4m, representing the taxation recoverable in respect of this charge, is included within the exceptional taxation items. Further details are included in note 3 to the interim financial information.

The average exchange rates used for the consolidated profit and loss account were June 30, 2003 $1.6096 to the £, June 30, 2002 $1.4438 to the £, and December 31, 2002 $1.5016 to the £.

CONSOLIDATED BALANCE SHEET

at June 30, 2003 and at December 31, 2002

	June 2003	December 2002
	Unaudited
	£m	£m
Fixed assets
Intangible assets	934.1	939.7
Tangible assets	2,620.3	2,615.2
Investments	206.3	196.1

	3,760.7	3,751.0

Current assets
Stocks	322.7	324.6
Debtors	1,077.7	1,049.6
Investments	12.1	101.8
Cash at bank	1,362.4	1,370.9

	2,774.9	2,846.9

Prepayments and accrued income
Amounts due from insurers for Koppers’ liabilities (see below)	169.3	199.5

	2,944.2	3,046.4

Creditors—due within one year
Debenture loans	803.2	1,010.8
Bank loans and overdrafts	41.8	570.2
Trade creditors	328.0	320.0
Other creditors	341.4	324.9
Dividends	36.7	80.0

	1,551.1	2,305.9

Net current assets	1,393.1	740.5

Total assets less current liabilities	5,153.8	4,491.5

Creditors—due after one year
Debenture and other loans	1,388.2	968.7
Bank loans	202.6	3.6

	1,590.8	972.3
Provisions for liabilities and charges
Koppers’ liabilities transferred to insurers (see above)	169.3	199.5
Provisions for other liabilities	638.3	659.5

	807.6	859.0
Capital and reserves
Share capital	1,473.9	1,473.9
Reserves	1,281.5	1,186.3

Equity shareholders’ funds	2,755.4	2,660.2

	5,153.8	4,491.5

Net debt	1,073.4	1,169.9
Net assets per ordinary share	374p	361p

The exchange rates used for the consolidated balance sheet were June 30, 2003 $1.6506 to the £ and December 31, 2002 $1.6016 to the £.

Approved by the Board of Directors on July 31, 2003

Christopher Collins, Chairman

Jonathan Nicholls, Finance Director

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

for the 6 months ended June 30, 2003 unaudited

	June 2003	June 2002
	£m	£m
Group operating profit	135.6	164.1
Depreciation and depletion	97.1	109.2
Amortisation of goodwill	28.2	31.0
Profit on disposal of fixed assets	(2.3)	(6.6)
Net provision utilisation	(15.9)	(12.3)
Increase in working capital	(25.1)	(78.3)

Net cash inflow from operating activities	217.6	207.1

Dividends received from joint-ventures and associates	7.1	10.5

Return on investments and servicing of finance	(28.4)	(46.8)

Taxation	(10.5)	(20.1)

Purchase of tangible fixed assets	(96.4)	(59.4)

Sale of tangible fixed assets	14.6	22.1

Acquisitions of businesses and investments	(31.6)	(103.6)

Disposals of businesses and investments	92.6	40.7

Dividends paid	(79.7)	(70.3)

Management of liquid resources	(12.8)	(33.4)

Net cash inflow (outflow) before financing	72.5	(53.2)

Financing
Issue of ordinary share capital	—	2.3
(Decrease) increase in gross debt	(65.5)	153.2

Net cash (outflow) inflow from financing	(65.5)	155.5

Net cash inflow after financing	7.0	102.3

Reconciliation of net cash flow movement to movement in net debt
(Increase) decrease in long-term debt	(656.7)	3.7
Cash added to deposits	25.7	393.0
(Decrease) in liquid resources	(12.8)	(359.7)
Decrease (increase) in short-term loans	722.2	(156.9)

Change in net debt resulting from cash flows	85.4	(17.6)
Other financing movements	(0.5)	(0.3)
Exchange movement	11.6	43.7

Movement in net debt in the period	96.5	25.8
Opening net (debt)	(1,169.9)	(1,429.7)

Closing net (debt)	(1,073.4)	(1,403.9)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the 6 months ended June 30, 2003 unaudited

	June 2003	June 2002
	£m	£m
Profit on ordinary activities after taxation	100.1	91.6
Currency translation differences on foreign net equity	31.5	(50.6)

Total recognised gains and losses recognised since last Annual Report	131.6	41.0

The average exchange rates for the summary consolidated cash flow statement and the statement of total recognised gains and losses were June 30, 2003 $1.6096 to the £, and June 30, 2002 $1.4438 to the £.

SEGMENT INFORMATION

for the 6 months ended June 30, 2003 unaudited

	Profit		Turnover
	June 2003	June 2002	June 2003	June 2002
	£m	£m	£m	£m
Operating profit and turnover including joint-ventures & associates
North America
Hanson Aggregates	20.5	44.8	404.0	469.0
Hanson Building Products	51.6	65.2	303.0	337.8

	72.1	110.0	707.0	806.8
UK
Hanson Aggregates	37.7	40.4	419.0	404.1
Hanson Building Products	22.1	17.0	165.2	128.2

	59.8	57.4	584.2	532.3

Australia	18.2	9.6	239.2	205.7

Continental Europe & Asia
Hanson Continental Europe & Marine	16.6	13.2	176.7	173.3
Hanson Asia Pacific	(0.7)	3.1	111.3	124.6

	15.9	16.3	288.0	297.9

Continuing trading profit and turnover	166.0	193.3	1,818.4	1,842.7

Property and other income	1.8	3.7	—	—
Central expenses	(8.5)	(9.1)	—	—
Discontinued	(0.4)	2.3	96.6	146.3
Operating exceptional items	(3.5)	(0.7)	—	—

	155.4	189.5	1,915.0	1,989.0

By geographical location
North America	71.5	109.2	707.0	806.8
Europe	70.4	66.0	760.9	705.6
Australia	18.2	9.6	239.2	205.7
Asia	(0.8)	3.1	111.3	124.6
Discontinued	(0.4)	2.3	96.6	146.3
Operating exceptional items	(3.5)	(0.7)	—	—

	155.4	189.5	1,915.0	1,989.0

	June 2003	June 2003	June 2003	June 2002	June 2002	June 2002
	Gross	Goodwill	Net	Gross	Goodwill	Net
	£m	£m	£m	£m	£m	£m
Continuing trading profit before goodwill amortisation
North America
Hanson Aggregates	27.5	(7.0)	20.5	52.3	(7.5)	44.8
Hanson Building Products	58.8	(7.2)	51.6	72.3	(7.1)	65.2

	86.3	(14.2)	72.1	124.6	(14.6)	110.0
UK
Hanson Aggregates	40.5	(2.8)	37.7	43.2	(2.8)	40.4
Hanson Building Products	22.7	(0.6)	22.1	17.3	(0.3)	17.0

	63.2	(3.4)	59.8	60.5	(3.1)	57.4

Australia	23.6	(5.4)	18.2	14.8	(5.2)	9.6

Continental Europe & Asia
Hanson Continental Europe & Marine	17.7	(1.1)	16.6	14.3	(1.1)	13.2
Hanson Asia Pacific	3.4	(4.1)	(0.7)	8.9	(5.8)	3.1

	21.1	(5.2)	15.9	23.2	(6.9)	16.3

Continuing trading profit	194.2	(28.2)	166.0	223.1	(29.8)	193.3

Notes to the Interim Financial Information

1.	Reconciliation of movements in shareholders’ funds for the 6 months ended June 30, 2003 and the 12 months ended December 31, 2002

	June 2003	December 2002
	£m	£m
Opening shareholders’ funds	2,660.2	2,720.8
Profit on ordinary activities after taxation	100.1	187.4
Dividends
Cash—paid	—	(33.5)
—proposed	(36.4)	(80.0)

	2,723.9	2,794.7
Issue of ordinary share capital	—	2.6
Currency translation differences on foreign net equity	31.5	(137.1)

Closing shareholders’ funds	2,755.4	2,660.2

2.	Analysis of net (debt)

	January 1, 2003	Cash flow	Other non-cash movement	Exchange movement	June 30, 2003
	£m	£m	£m	£m	£m
Cash and investments per balance sheet	1,383.4	4.6	—	(25.6)	1,362.4

Overdrafts	(63.4)	15.3	—	32.6	(15.5)
Bank debt due within one year	(506.8)	496.1	—	(15.6)	(26.3)

Bank loans and overdrafts per balance sheet	(570.2)	511.4	—	17.0	(41.8)

Debt due within one year
Debenture debt	(1,007.0)	226.3	2.5	(19.9)	(798.1)
Finance leases	(3.8)	0.3	(1.6)	—	(5.1)

Debenture loans per balance sheet	(1,010.8)	226.6	0.9	(19.9)	(803.2)

Debt due after one year
Debenture and bank debt	(968.9)	(658.2)	(3.2)	40.1	(1,590.2)
Finance leases	(3.4)	1.0	1.8	—	(0.6)

Long-term debt per balance sheet	(972.3)	(657.2)	(1.4)	40.1	(1,590.8)

Net (debt)	(1,169.9)	85.4	(0.5)	11.6	(1,073.4)

3.	Exceptional items

Included in the loss on disposal and termination of operations of £62.6m (June 2002 £14.9m) within exceptional items, is a charge of £65.2m (June 2002 £nil) in respect of the group’s exposure to asbestos liabilities arising from former subsidiaries. The charge was based on a reappraisal of the group’s exposure to such liabilities. The exceptional taxation credit of £76.0m (June 2002 £6.4m) includes a credit of £25.4m (June 2002 £nil) which represents the taxation recoverable in respect of this charge and a release of £50.0m (June 2002 £nil) relating to prior years.

4.	Provisions

Koppers’ environmental obligations and related costs relate to the former US chemical operations disposed of by Beazer PLC prior to its acquisition by Hanson in 1991. Beazer and certain of its subsidiaries remain contractually and statutorily liable for certain environmental costs relating to these discontinued operations. During 1998 an agreement was signed under which the funding and risk of the environmental liabilities were underwritten by subsidiaries of two re-insurance companies, Centre Solutions (a member of the Zurich Group) and Swiss Re at a cost of a one-off premium and related transaction costs totalling $275.0m. This provides insurance cover of $800.0m in perpetuity after payment of the first $100.0m of remediation costs arising since January 1, 1998. The discounted liability is now recognised in provisions and a corresponding asset representing the amounts receivable is shown in prepayments.

Notes to the Interim Financial Information (continued)

5.	Joint-ventures and associates

	June 2003	June 2003	June 2003	June 2002	June 2002	June 2002
	Gross turnover	Joint- ventures & associates	Group turnover	Gross turnover	Joint- ventures & Associates	Group Turnover
	£m	£m	£m	£m	£m	£m
Group turnover before share of joint-ventures and associates
North America
Hanson Aggregates	404.0	31.4	372.6	469.0	35.4	433.6
Hanson Building Products	303.0	0.4	302.6	337.8	0.6	337.2

	707.0	31.8	675.2	806.8	36.0	770.8
UK
Hanson Aggregates	419.0	40.8	378.2	404.1	38.9	365.2
Hanson Building Products	165.2	—	165.2	128.2	—	128.2

	584.2	40.8	543.4	532.3	38.9	493.4

Australia	239.2	76.5	162.7	205.7	70.1	135.6

Continental Europe & Asia
Hanson Continental Europe & Marine	176.7	15.4	161.3	173.3	15.2	158.1
Hanson Asia Pacific	111.3	—	111.3	124.6	12.9	111.7

	288.0	15.4	272.6	297.9	28.1	269.8
Discontinued	96.6	0.2	96.4	146.3	9.5	136.8

	1,915.0	164.7	1,750.3	1,989.0	182.6	1,806.4

	June 2003	June 2003	June 2003	June 2002	June 2002	June 2002
	Gross operating profit	Joint- ventures & associates	Group operating profit	Gross operating profit	Joint- ventures & associates	Group operating profit
	£m	£m	£m	£m	£m	£m
Group operating profit before share of joint-ventures and associates
North America
Hanson Aggregates	20.5	2.1	18.4	44.8	2.0	42.8
Hanson Building Products	51.6	—	51.6	65.2	—	65.2

	72.1	2.1	70.0	110.0	2.0	108.0
UK
Hanson Aggregates	37.7	6.4	31.3	40.4	6.4	34.0
Hanson Building Products	22.1	—	22.1	17.0	—	17.0

	59.8	6.4	53.4	57.4	6.4	51.0

Australia	18.2	8.5	9.7	9.6	8.5	1.1

Continental Europe & Asia
Hanson Continental Europe & Marine	16.6	2.8	13.8	13.2	2.6	10.6
Hanson Asia Pacific	(0.7)	—	(0.7)	3.1	(0.2)	3.3

	15.9	2.8	13.1	16.3	2.4	13.9
Central items	(6.7)	—	(6.7)	(5.4)	—	(5.4)
Discontinued	(0.4)	—	(0.4)	2.3	6.1	(3.8)
Operating exceptional items	(3.5)	—	(3.5)	(0.7)	—	(0.7)

	155.4	19.8	135.6	189.5	25.4	164.1

6.	Dividends

The board has declared an interim dividend of 5.0p per ordinary share payable on September 19, 2003 to those shareholders on the register at the close of business on August 22, 2003. The shares are expected to trade ex-dividend on August 20, 2003 (August 18, 2003 for CDI holders). The payment date for ADS and CDI holders is September 26, 2003.

7.	Basis of preparation

The accounting policies used in the preparation of the interim financial information are the same as those used in the statutory accounts for the 12 months ended December 31, 2002. The tax charge is based on the estimated annual effective rate. The figures for the 12 months to December 31, 2002 are abridged and have been extracted from the statutory accounts filed with the Registrar of Companies on which the auditors issued an unqualified report. The interim financial information does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.